                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


_________________________________________________________________


                          FORM 11-K

      FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
        AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


_________________________________________________________________


(Mark one)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [Fee Required]

            FOR FISCAL YEAR ENDED DECEMBER 31, 1994


                            or

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [No fee required]

       For the transition period from ____________ to ____________


_________________________________________________________________

             COMMISSION FILE NUMBER   0-17605

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              YANKEE ENERGY SYSTEM, INC.
         401(k) EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     YANKEE ENERGY SYSTEM, INC.
                       599 Research Parkway
                        Meriden, CT  06450

                         YANKEE ENERGY SYSTEM, INC.
                  401(k) EMPLOYEE STOCK OWNERSHIP PLAN
                           TABLE OF CONTENTS


                                                             Page
Report of Independent Public Accountants                      1

Statements of Net Assets Available for Plan
  Benefits as of December 31, 1994 and 1993                   2

Statements of Changes in Net Assets Available
  for Plan Benefits for the Years Ended
  December 31, 1994 and 1993                                  4

Notes to Financial Statements                                 6

Item 27a - Schedule of Assets Held for Investment Purposes
  as of December 31, 1994                                    12

Item 27d - Schedule of Reportable Transactions for the
  Year Ended December 31, 1994                               13



                 All schedules, except as set forth above,
               are omitted as not applicable or not required.

               [Letterhead of Arthur Andersen & Co. appears here}

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the

   Yankee Energy System, Inc.
   401(k) Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits including the schedule of assets held for investment purposes of Yankee Energy System, Inc. 401(k) Employee Stock Ownership Plan (the Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended.
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of reportable transactions and assets held for investment purposes are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan beneifts of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          Arthur Andersen LLP


Hartford, Connecticut
May 12, 1995

                              -2-

                      YANKEE ENERGY SYSTEM, INC.
                 401(k) EMPLOYEE STOCK OWNERSHIP PLAN
         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        AS OF DECEMBER 31, 1994


                                Fleet          Employee
                                Stable       Contribution
                              Asset Fund        Fund
ASSETS:
     Cash                       $       -       $      133
    Short-term investments              -              -
    Mutual funds                        -              -
    GIC Pooled Funds               8,141,375           -
    Common stock                        -              -
    Employee contributions
      receivable                        -          149,392
    Accrued interest receivable       43,567           -
    Accounts receivable - other       62,000           -
                                   ----------   ----------
          Total assets             8,246,942       149,525
                                   ----------   ----------

LIABILITIES:
    Note payable-long term              -              -
    Note payable-current                -              -
    Accounts payable                  10,579           -
                                   ----------   ----------
        Total liabilities             10,579           -
                                   ----------   ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                    $ 8,236,363    $  149,525
                                 ===========    ==========

                                Employee
                              Stock Company    Galaxy Equity
                               Match Fund       Growth Fund
ASSETS:
    Cash                      $         -      $       203
    Short-term investments              -           21,038
    Mutual funds                        -        2,619,421
    GIC Pooled Funds                    -              -
    Common stock                   3,172,123           -
    Employee contributions
      receivable                        -              -
    Accrued interest receivable         -              -
    Accounts receivable - other       32,246           -
                                ------------    ----------
          Total assets             3,204,369     2,640,662
                                ------------    ----------
LIABILITIES:
    Note payable-long term              -              -
    Note payable-current                -              -
    Accounts payable                   5,389           -
                                ------------    ----------
        Total liabilities              5,389           -
                                ------------    ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                     $3,198,980   $ 2,640,662
                                ============    ==========

     The accompanying notes are an integral part of these financial statements.

                                Northeast
                                Utilities
                                Stock           Russell Fixed
                                Fund            Income Fund
ASSETS:
    Cash                        $     48,511    $      146
    Short-term investments              -           25,000
    Mutual funds                        -           898,174
    GIC Pooled Funds                    -              -
    Common stock                   3,007,400           -
    Employee contributions
      receivable                        -              -
    Accrued interest receivable         -              -
    Accounts receivable - other        7,516           -
                                ------------    ----------
          Total assets             3,063,427       923,320
                                ------------    ----------
LIABILITIES:
    Note payable-long term              -              -
    Note payable-current                -              -
    Accounts payable                  30,184           -
                                  ----------    ----------
    Total liabilities                 30,184           -
                                  ----------    ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                     $3,033,243    $  923,320
                                  ==========    ==========

                                                YES Share
                               Russell 1000     Voluntary
                                Index Fund        Fund
ASSETS:
    Cash                        $        111    $      155
    Short-term investments            22,203        25,518
    Mutual funds                   1,320,492           -
    GIC Pooled Funds                    -              -
    Common stock                        -        1,347,326
    Employee contributions
      receivable                        -              -
    Accrued interest receivable         -              -
    Accounts receivable - other         -              -
                                ------------    ----------
          Total assets             1,342,806     1,372,999
                                ------------    ----------
LIABILITIES:
    Note payable-long term              -              -
    Note payable-current                -              -
    Accounts payable                    -              -
                                -----------     ----------
    Total liabilities                   -              -
                                 -----------    ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                   $  1,342,806    $1,372,999
                                ============    ==========

                               Employer         Stock Loan
                              Match Fund          Fund
ASSETS:
    Cash                        $         15    $       23
    Short-term investments              -           46,766
    Mutual funds                        -              -
    GIC Pooled Funds                    -              -
    Common stock                        -        2,727,624
    Employee contributions
      receivable                        -              -
    Accrued interest receivable         -              -
    Accounts receivable - other         -              -
                                ------------    ----------
          Total assets                    15     2,774,413
                                ------------    ----------
LIABILITIES:
    Note payable-long term              -        1,400,000
    Note payable-current                -          400,000
    Accounts payable                    -              -
                                 -----------     ---------
    Total liabilities                   -       $1,800,000
                                 -----------    ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                   $         15    $  974,413
                                ============    ==========

         The accompanying notes are an integral part of these financial statements.

                                1994
                                Total
ASSETS:
    Cash                        $     49,297
    Short-term investments           140,525
    Mutual funds                   4,838,087
    GIC Pooled Funds               8,141,375
    Common stock                  10,254,473
    Employee contributions
      receivable                     149,392
    Accrued interest receivable       43,567
    Accrued interest - other         101,762
                                ------------
          Total assets            23,718,478
                                ------------
LIABILITIES:
    Note payable-long term         1,400,000
    Note payable-current             400,000
    Accounts payable                  46,152
                                ------------
    Total liabilities              1,846,152
                                ------------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                    $21,872,326
                                 ===========

         The accompanying notes are an integral part of these financial statements.

                              -3-

                      YANKEE ENERGY SYSTEM, INC.
                 401(k) EMPLOYEE STOCK OWNERSHIP PLAN
         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                       AS OF DECEMBER 31, 1993

                                                Employee
                              Fleet Stable      Contribution
                               Asset Fund          Fund
ASSETS:
    Cash                        $      1,109    $       49
    Short-term investments         3,436,493            31
    Mutual funds                        -              -
    GIC Pooled Funds               6,130,127           -
    Common stock                        -              -
    Employee contributions
      receivable                        -          132,133
    Accrued interest receivable       29,518           -
    Accounts receivable - other        -               -
                                 -----------    ----------
          Total assets             9,597,247       132,213
                                 -----------    ----------
LIABILITIES:
    Note payable-long term              -              -
    Note payable-current                -              -
    Accounts payable                 167,952           -
                                ------------    ----------
    Total liabilities                167,952           -
                                ------------    ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                     $9,429,295    $  132,213
                                ============    ==========

            The accompanying notes are an integral part of these financial statements.

                                Stock Company   Galaxy Equity
                                  Match Fund      Growth Fund
ASSETS:
    Cash                        $        237    $   32,340
    Short-term investments               246        23,931
    Mutual funds                        -        2,635,627
    GIC Pooled Funds                    -              -
    Common stock                   3,157,467           -
    Employee contributions
      receivable                        -              -
    Accrued interest receivable         -              -
    Accounts receivable - other         -          140,000
                                ------------    ----------
          Total assets             3,157,950     2,831,898
                                ------------    ----------
LIABILITIES:
    Note payable-long term              -              -
    Note payable-current                -              -
    Accounts payable                    -              -
                                ------------    ----------
    Total liabilities                   -              -
                                ------------    ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                   $  3,157,950    $2,831,898
                                ============    ==========

            The accompanying notes are an integral part of these financial statements.

                                Northeast
                                Utilities
                                Stock            Employer
                                Fund            Match Fund
ASSETS:
    Cash                        $         19    $        6
    Short-term investments           114,090             7
    Mutual funds                        -              -
    GIC Pooled Funds                    -              -
    Common stock                   3,993,006           -
    Employee contributions
      receivable                        -              -
    Accrued interest receivable         -              -
    Accounts receivable - other      924,725           -
                                ------------    ----------
          Total assets             5,031,840            13
                                ------------    ----------
LIABILITIES:
    Note payable-long term              -              -
    Note payable-current                -              -
    Accounts payable                  87,419           -
                                  ----------    ----------
    Total liabilities                 87,419           -
                                  ----------    ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                   $  4,944,421    $       13
                                 ===========    ==========

         The accompanying notes are an integral part of these financial statements.

                                Stock Loan
                                Fund            1993 Total
ASSETS:
    Cash                        $         14    $   33,774
    Short-term investments            52,533     3,627,331
    Mutual funds                        -        2,635,627
    GIC Pooled Funds                    -        6,130,127
    Common stock                   3,773,215    10,923,688
    Employee contributions
      receivable                        -          132,133
    Accrued interest receivable         -           29,518
    Accounts receivable - other         -        1,064,725
                                ------------    ----------
          Total assets             3,825,762    24,576,923
                                ------------    ----------
LIABILITIES:
    Note payable-long term         1,800,000     1,800,000
    Note payable-current             400,000       400,000
    Accounts payable                    -          255,371
                                ------------    ----------
    Total liabilities              2,200,000     2,455,371
                                ------------    ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                   $  1,625,762   $22,121,552
                                 ===========   ===========

         The accompanying notes are an integral part of these financial statements.

                                -4-

                       YANKEE ENERGY SYSTEM, INC.
                 401(k) EMPLOYEE STOCK OWNERSHIP PLAN
  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                  FOR THE YEAR ENDED DECEMBER 31, 1994

                                                Employee
                               Fleet Stable    Contribution
                                Asset Fund        Fund
ADDITIONS:
    Employee contributions
      and rollovers             $     28,284    $1,567,735
    Employer contributions              -              -
    Interfund transfers in           922,510           -
    Earnings -
        Interest                     472,810           975
        Dividends                       -              -
        Reimbursement Income/Other      -              -
        Realized gain (loss)       1,425,245            31
        Unrealized gain (loss)    (1,425,245)          (31)
                                -------------  ------------
    Total additions                1,423,604     1,568,710
                                ------------   ------------
DEDUCTIONS:
    Interfund transfers out        1,804,831     1,551,398
    Benefit payments                 811,705           -
    Interest expense                    -              -
                                ------------    ----------
        Total deductions           2,616,536     1,551,398
                                ------------    ----------
    Net increase (decrease) in
      net assets available for
      plan benefits               (1,192,932)       17,312
NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT BEGINNING OF YEAR      9,429,295       132,213
                                ------------    ----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT END OF YEAR          $ 8,236,363    $  149,525
                                 ===========    ==========

        The accompanying notes are an integral part of these financial statements.

                                Employee
                              Stock Company     Galaxy Equity
                               Match Fund        Growth Fund
ADDITIONS:
    Employee contributions
      and rollovers             $       -       $   16,152
    Employer contributions           252,171           -
    Interfund transfers in           605,065       355,599
    Earnings -
        Interest                       3,011         1,058
        Dividends                    147,827        84,259
        Reimbursement Income/Other      -              878
        Realized gain (loss)        (367,948)      (49,786)
        Unrealized gain (loss)        14,410       (19,099)
                                ------------    -----------
    Total additions                  654,536       389,061
                                ------------    -----------
DEDUCTIONS:
    Interfund transfers out          400,000       287,477
    Benefit payments                 213,506       292,820
    Interest expense                    -              -
                                ------------    ----------
        Total deductions             613,506       580,297
                                ------------    ----------
    Net increase (decrease) in
      net assets available for
      plan benefits                   41,030      (191,236)
NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT BEGINNING OF YEAR      3,157,950     2,831,898
                                ------------    -----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT END OF YEAR         $  3,198,980    $2,640,662
                                ============    ===========

        The accompanying notes are an integral part of these financial statements.

                                Northeast
                                Utilities
                                Stock           Russell Fixed
                                Fund            Income Fund
ADDITIONS:
    Employee contributions
      and rollovers             $       -       $    1,601
    Employer contributions              -              -
    Interfund transfers in                67     1,024,387
    Earnings -
        Interest                         842           928
        Dividends                    255,163           -
        Reimbursement Income/Other      -              -
        Realized gain                632,074           -
        Unrealized gain (loss)    (1,099,696)      (27,379)
                                ------------    ----------
          Total additions           (211,550)      999,537
                                ------------    ----------
DEDUCTIONS:
    Interfund transfers out        1,205,268        71,630
    Benefit payments                 494,360         4,587
    Interest expense                    -              -
                                ------------    ----------
        Total deductions           1,699,628        76,217
                                ------------    ----------
    Net increase (decrease) in
      net assets available for
      plan benefits               (1,911,178)      923,320

NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT BEGINNING OF YEAR      4,944,421           -
                                ------------    ----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT END OF YEAR         $  3,033,243    $  923,320
                                ============    ==========

        The accompanying notes are an integral part of these financial statements.

                                               YES Share
                                Russell 1000    Voluntary
                                Index Fund        Fund
ADDITIONS:
    Employee contributions
      and rollovers             $      8,670    $   20,060
    Employer contributions              -              -
    Interfund transfers in         1,395,674     1,466,684
    Earnings -
        Interest                       1,675         4,055
        Dividends                       -           61,081
        Reimbursement Income/Other      -              -
        Realized gain                   -            6,166
        Unrealized gain (loss)         9,748      (116,029)
                                ------------    -----------
          Total additions          1,415,767     1,442,017
                                ------------    -----------
DEDUCTIONS:
    Interfund transfers out           58,974         8,193
    Benefit payments                  13,987        60,825
    Interest expense                    -              -
                                ------------    ----------
        Total deductions              72,961        69,018
                                ------------    ----------
    Net increase (decrease) in
      net assets available for
      plan benefits                1,342,806     1,372,999

NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT BEGINNING OF YEAR           -              -
                                ------------    ----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT END OF YEAR         $  1,342,806    $1,372,999
                                ============    ==========

        The accompanying notes are an integral part of these financial statements.

                                  Employer       Stock Loan
                                Match Fund        Fund
ADDITIONS:
    Employee contributions
      and rollovers             $       -       $     -
    Employer contributions           177,033       336,528
    Interfund transfers in              -          400,000
    Earnings -
        Interest                         121           129
        Dividends                       -          184,638
        Reimbursement Income/Other      -              -
        Realized gain                      7       325,919
        Unrealized gain (loss)            (7)   (1,051,358)
                                ------------    -----------
          Total additions            177,154       195,856
                                ------------    -----------
DEDUCTIONS:
    Interfund transfers out          177,152       605,063
    Benefit payments                    -             -
    Interest expense                    -          242,142
                                ------------    ----------
        Total deductions             177,152       847,205
                                ------------    ----------
  Net increase (decrease) in
      net assets available for
      plan benefits                        2      (651,349)

NET ASSETS AVAILABLE FOR
PLAN AT BEGINNING OF YEAR                 13     1,625,762
                                ------------    ----------
NET ASSETS AVAILABLE FOR
PLAN AT END OF YEAR             $         15       974,413
                                ============    ==========

        The accompanying notes are an integral part of these financial statements.

                                 1994 Total
ADDITIONS:
    Employee contributions
      and rollovers             $  1,642,502
    Employer contributions           765,732
    Interfund transfers in         6,169,986
    Earnings -
        Interest                     485,604
        Dividends                    732,968
        Reimbursement Income/Other       878
        Realized gain              1,971,708
        Unrealized gain (loss)    (3,714,686)
                                ------------
          Total additions          8,054,692
                                ------------
DEDUCTIONS:
    Interfund transfers out        6,169,986
    Benefit payments               1,891,790
    Interest expense                 242,142
                                ------------
        Total deductions           8,303,918
                                ------------
  Net increase (decrease) in
      net assets available for
      plan benefits                 (249,226)

NET ASSETS AVAILABLE FOR
PLAN AT BEGINNING OF YEAR         22,121,552
                                -------------
NET ASSETS AVAILABLE FOR
PLAN AT END OF YEAR             $ 21,872,326
                                =============

        The accompanying notes are an integral part of these financial statements.

                                -5-

                        YANKEE ENERGY SYSTEM, INC.
                   401(k) EMPLOYEE STOCK OWNERSHIP PLAN
  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 1993

                                                  Employee
                                Fleet Stable     Contribution
                                  Asset Fund        Fund
ADDITIONS:
    Employee contributions
      and rollovers             $     14,174    $1,420,083
    Employer contributions              -              -
    Interfund transfers in         1,215,155           -
    Earnings -
        Interest                     580,020           279
        Dividends                       -              -
        Realized gain (loss)        (766,889)           40
        Unrealized gain (loss)       766,889           (40)
                                ------------    -----------
          Total additions          1,809,349     1,420,362
                                ------------    -----------
DEDUCTIONS:
    Interfund transfers out           88,101     1,396,738
    Benefit payments                 518,305           -
    Interest expense                    -              -
                                ------------    ----------
        Total deductions             606,406     1,396,738
                                ------------    ----------
    Net increase (decrease) in
      net assets available for
      plan benefits                1,202,943        23,624
NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT BEGINNING OF YEAR      8,226,352       108,589
                                ------------    ----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT END OF YEAR         $  9,429,295    $ 132,213
                                ============    ==========

        The accompanying notes are an integral part of these financial statements.


                                Stock Company   Galaxy Equity
                                  Match Fund     Growth Fund
ADDITIONS:
    Employee contributions
      and rollovers             $       -       $   11,957
    Employer contributions           303,485           -
    Interfund transfers in           685,043       575,013
    Earnings -
        Interest                       1,536           851
        Dividends                    116,635        77,864
        Realized gain (loss)        (595,280)     (349,299)
        Unrealized gain (loss)     1,066,205       450,393
                                ------------    -----------
          Total additions          1,577,624       766,779
                                ------------    -----------
DEDUCTIONS:
    Interfund transfers out          400,000           -
    Benefit payments                  91,213       144,050
    Interest expense                    -              -
                                ------------    ----------
        Total deductions             491,213       144,050
                                ------------    ----------
    Net increase (decrease) in
      net assets available for
      plan benefits                1,086,411    $  622,729
NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT BEGINNING OF YEAR      2,071,539     2,209,169
                                ------------    ----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT END OF YEAR         $  3,157,950    $2,831,898
                                ============    ==========

        The accompanying notes are an integral part of these financial statements.

                                Northeast
                                Utilities
                                Stock            Employer
                                Fund            Match Fund
ADDITIONS:
    Employee contributions
      and rollovers             $       -       $      -
    Employer contributions              -          147,794
    Interfund transfers in              -              -
    Earnings -
        Interest                          52            37
        Dividends                    347,412           -
        Realized gain                830,044             1
        Unrealized gain (loss)    (1,193,597)           (1)
                                -------------   -----------
          Total additions            (16,089)      147,831
                                ------------    -----------
DEDUCTIONS:
    Interfund transfers out          157,502       147,827
    Benefit payments                 182,935           -
    Interest expense                    -              -
                                -----------     ----------
        Total deductions             340,437       147,827
                                -----------     ----------
    Net increase (decrease) in
      net assets available for
      plan benefits                 (356,526)            4

NET ASSETS AVAILABLE FOR
PLAN AT BEGINNING OF YEAR          5,300,947             9
                                ------------    ----------
NET ASSETS AVAILABLE FOR
PLAN AT END OF YEAR             $  4,944,421    $       13
                                ============    ==========

          The accompanying notes are an integral part of these financial statements.

                                Stock Loan
                                    Fund        1993 Total
ADDITIONS:
    Employee contributions
      and rollovers             $       -       $1,446,214
    Employer contributions           227,507       678,786
    Interfund transfers in           400,000     2,875,211
    Earnings -
        Interest                          85       582,860
        Dividends                    207,600       749,511
        Realized gain                533,533      (347,850)
        Unrealized gain (loss)       147,559     1,237,408
                                ------------    -----------
          Total additions          1,516,284     7,222,140
                                ------------    -----------
DEDUCTIONS:
    Interfund transfers out          685,043     2,875,211
    Benefit payments                    -          936,503
    Interest expense                 284,239       284,239
                                ------------    ----------
        Total deductions             969,282     4,095,953
                                ------------    ----------
    Net increase (decrease) in
      net assets available for
      plan benefits                  547,002    $3,126,187

NET ASSETS AVAILABLE FOR
PLAN AT BEGINNING OF YEAR          1,078,760    18,995,365
                                ------------    ----------
NET ASSETS AVAILABLE FOR
PLAN AT END OF YEAR             $  1,625,762   $22,121,552
                                ============   ===========

          The accompanying notes are an integral part of these financial statements.

                                -6-
[CAPTION]
                      YANKEE ENERGY SYSTEM, INC.
                 401(k) EMPLOYEE STOCK OWNERSHIP PLAN
                     NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 1994 AND 1993

1. Establishment of The Plan:

The Yankee Energy System, Inc. 401(k) Employee Stock Ownership Plan (the Plan) was established and effective on July 1, 1989 (the effective date) following the divestiture of the gas business of the Connecticut Light and Power Company (CL&P), a wholly owned subsidiary of Northeast Utilities (NU) and the related creation of Yankee Energy System, Inc. (YES). Each transferred gas employee participating in the Northeast Utilities Tax Reduction Act Employee Stock Ownership Plan (TRAESOP), Payroll Based Employee Stock Ownership Plan (PAYSOP) or Supplemental Retirement Savings Plan became a participant in the Plan effective July 1, 1989. Participant account balances and $7,203,056 in assets were transferred to the Plan on the effective date. The assets were comprised of NU common stock and cash.

2. Plan Description:

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a 401(k) Employee Stock Ownership Plan established to provide benefits to eligible employees. Participation in the Plan is voluntary. Union-employees become eligible to participate on the first day of the month following the completion of one year of service. Non-union employees become eligible to participate on the first day of the month following the completion of six months of service.

The Plan consists of ten funds as follows:

     Fleet Stable Asset Fund -
          Available for conservative investment in fixed rate investmentcontracts with a small balance in money market funds.

     Employee Contribution Fund -
          Holding account for employee contributions prior to investment.

     Employee Stock Company Match Fund -
          Holding account for employer non-union matching contribution.

     Galaxy Equity Growth Fund -
          Available for investment in mutual funds.

     Russell Fixed Income Fund -
          Available for conservative investment in bonds throughout several sectors of the fixed income market.

     Russell 1000 Index Fund -
          Available for conservative investment in an index fund representing a broader market than covered by the S&P 500 Index.

     YES Share Voluntary fund -
          Available for investment in Yankee Energy System, Inc.
Common Stock.

     Northeast Utilities Stock Fund -
          Account maintains Northeast Utilities stock belonging to transferred CL&P and Northeast Utilities Service Company
(NUSCO) employees formerly participating in the NU Supplemental
Retirement Savings Plan.

     Employer Match Fund -
          Holding account for employer union matching contribution.

     Stock Loan Fund -
          Account maintains unallocated Company shares acquired with the proceeds of note payable.

Participants contribute between 1% and 10% of compensation subject to limitations set forth by the Plan. Investment of employee contributions in the various funds is at the employees' discretion. YES matches 100% of non-union employee pre-tax contributions each month up to 3% of compensation and 50% of union employee pre-tax contributions each month up to 5% of compensation.

Unless a participant elects otherwise, benefit distributions are made in a lump sum not later than sixty days following the end of the Plan year following the later of the participant's 65th birthday, the 10th anniversary of the date on which participation commenced or the termination of employment. In the event of the death of a participant prior to distribution, benefits will be paid to a designated beneficiary in a lump sum. Distribution will commence not later than 90 days following the Plan year end in which the participant attains age 70 and one half years.

Non-union employees become 100% vested upon commencing participation in the Plan. Union employees shall at all times be fully vested in employee contributions and will vest in the employer contributions in accordance with the following schedule:

     Years of Service           Vesting %
          1                         20%
          2                         40%
          3                         60%
          4                         80%
          5 or more                100%

The account balances of union employees, as of June 3, 1989, formerly participating in the NU Supplemental Retirement Savings
Plan and NU TRAESOP and PAYSOP became fully vested on July 1, 1989.

Not withstanding the foregoing, union participants shall be fully vested in employer contributions upon reaching age 65 or in the event of death or total disability. Any union employee forfeitures will be used to reduce future employer contributions.

3. Summary of Significant Accounting Policies:

     Basis of accounting -
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Negative cash balances have been reclassified to accounts payable in the accompanying financial statements.

     Administrative Expenses -
Per section 19.09 of the Plan all administrative expenses of the Plan are paid from the Plan assets unless paid by the Company.
Administrative expenses of approximately $52,000 and $37,000 were paid by the Company in 1994 and 1993, respectively.

     Valuation of Investments -
The Plan's investments are stated at fair value. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price. Guaranteed investment contracts are valued at contract value.

Transactions within all funds are executed by the Plan trustee.
The accompanying Schedule of Investments reflects valuations as of December 31, 1994.

     Reclassifications -
Certain prior year amounts have been classified to conform with current year classifications.

4. Investments:

The fair market value of individual investments that represent 5%
or more of the Plan's total net assets as of December 31, 1994 and 1993 are as follows:

                                            1994           1993
Yankee Energy System, Inc. common stock   $ 7,247,073  $6,930,682
Northeast Utilities common stock            3,007,400   3,993,006
Mutual Funds-Galaxy Equity Growth Class H   2,619,421   2,635,627
GIC Pooled Funds                            8,141,375   6,130,127
Fleet Short-term investment funds             ---       3,627,331
Mutual Funds - Russell Frank Investment
 Company 1000 Index                         1,320,492     ---


During 1994, the Plan's investments depreciated in fair value by $3,714,686, as follows:

                                               Net Appreciation
                                                (Depreciation)
                                                 in Fair Value
                                                  During Year
                                               ----------------
Year Ended December 31, 1994:

Fair value as determined by quoted market value:
     Short-term investments                        $ (3,559,527)
     Mutual funds                                       (33,837)
     GIC Pooled Funds                                 2,011,248
     YES, Inc. Common Stock                          (1,146,964)
     NU Common Stock                                   (985,606)
                                                    ------------
                                                    $(3,714,686)

During 1993, the Plan's investments appreciated in fair value by $1,237,408, as follows:

                                               Net Appreciation
                                                (Depreciation)
                                                 in Fair Value
                                                  During Year
                                               ----------------
Year Ended December 31, 1993

Fair value as determined by quoted market value:
     Short-term investments                        $  3,046,488
     Annuity contracts                               (2,900,619)
     Mutual funds                                       426,756
     GIC Pooled Funds                                   673,414
     YES, Inc. Common Stock                           1,299,052
     NU Common Stock                                 (1,307,683)
                                                    ------------
                                                    $ 1,237,408

5. Note Payable:

The Plan has secured a $4,000,000 loan from a commercial bank to Fleet Bank, N.A., the trustee, the proceeds of which were used to buy YES common stock for the Plan. YES has guaranteed the loan. The loan will be repaid over a ten year period ending July 1, 1999 at $400,000 per year plus interest at a rate of 10.38%. Employer non-union matching contributions are used to make annual principal payments. Interest is paid from the earnings of the stock loan fund. As the loan is paid down, an equivalent amount of YES stock, which serves as collateral, is released and allocated to participants.

6. Tax Status:

The Plan has received a favorable letter of determination from the Internal Revenue Service (IRS) stating that it qualifies as tax exempt under Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the letter of determination in order to comply with subsequent legislation. The Company believes that the Plan continues to qualify and to operate as designed.

7.  Voting Rights:

Each participant is entitled to excercise voting rights attributable to the shares allocated to his account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any shares for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan particpants and beneficiaries.

8. Termination of the Plan:

YES may suspend, terminate, or completely discontinue contributions under the Plan with respect to its employees subject to the provisions of ERISA relating to plan terminations.

Upon termination or partial termination of the Plan, the rights of all affected participants to their accounts to the date of such termination shall be fully vested to the extent funded.

9. Reconciliation to Form 5500:

As of December 31, 1994 and 1993, the Plan had approximately $135,010 and $194,158, respectively, of pending distributions to participants who elected to withdraw from the operation and earnings of the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1994:

                            Benefits                Net Assets
                            Payable to   Benefits   Available for
                            Participants Paid       Plan Benefits
                            ------------ --------   -------------
Per financial statements     $   -       $1,891,790 $21,872,326
Accrued benefit payments       135,010      135,010    (135,010)
Reversal of 1993 accrual
for benefit payments             -        (194,158)      -
                            ----------    --------- -----------
Per Form 5500                $ 135,010   $1,832,642 $21,737,316
                            ==========   ========== ===========

                                -12-

                       YANKEE ENERGY SYSTEM, INC.
                   401(k) EMPLOYEE STOCK OWNERSHIP PLAN
       ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                        AS OF DECEMBER 31, 1994


                                          1994        1994
                                          Cost        Market

*Yankee Energy System, Inc. common stock  $ 6,068,494 $ 7,247,073
Northeast Utilities common stock            2,681,016   3,007,400
                                          ----------- -----------
Total common stock                          8,749,510  10,254,473
                                          ----------- -----------
*Mutual funds - Galaxy
  Equity Growth Class H                     2,280,551   2,619,421
*GIC Pooled Funds                           8,141,375   8,141,375
Mutual funds - Russell Frank
 Investment 1000 Index                      1,310,745   1,320,492
                                          ----------- -----------
  Total investments                       $20,482,181  22,335,761
                                          =========== ===========

* Indicates a party in interest.

          The accompanying notes are an integral part of this schedule.

                             -13-

                     YANKEE ENERGY SYSTEM, INC.
             401(k) EMPLOYEE STOCK OWNERSHIP PLAN
         ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
            FOR THE YEAR ENDED DECEMBER 31, 1994

                                           Purchases
                               ----------------------------------
                                       Number of
                                     Transactions     Cost
*Fleet Short-Term Investment Fund         308        $7,911,557
*Yankee Energy System, Inc.common stock    23         1,479,626
 Mutual Funds - Russell Frank Investment
    Company 1000 Index                      9         1,310,745
*GIC Pooled Funds                          21         2,892,424

* Indicates a party of interest.

                                                Sales
                               ----------------------------------
                                       Number of
                                     Transactions     Cost
*Fleet Short-Term Investment Fund            256     $11,398,563
*Yankee Energy System, Inc. Common Stock      -           -
Mutual Funds - Russell Frank Investment
    Company 1000 Index                        -          -
*GIC Pooled Funds                              8         651,225

* Indicates a party in interest


                                                Sales
                               ----------------------------------
                                        Selling
                                         Price           Net Gain

*Fleet Short-Term Investment Fund         $11,398,563    $   -
*Yankee Energy System, Inc. Common Stock           -         -
Mutual Funds - Russell Frank Investment
    Company 1000 Index                             -         -
*GIC Pooled Funds                             651,225        -

* Indicates a party in interest
Reportable transactions include:

(1) Individual transactions in excess of 5% of the market value of the Plan assets (as measured at December 31, 1993).

(2) Series of transactions involving securities of the same issue that, in the aggregate, exceed 5% of the market value of the Plan assets (as measured at December 31, 1993).

(3) Individual transaction or series of transactions with a person with whom a transaction in excess of 5% of the market value of the Plan assets (as measured at December 31, 1993) was made.

       The accompanying notes are an integral part of this schedule.

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Form 11-K has been signed below by the following persons in the capacities indicated.


Date            Title                       Signature

June 27, 1995   Chairman                 /s/Philip T. Ashton
                                          ---------------------
                                         Philip T. Ashton

               President &
               Chief Executive Officer   /s Branko Terzic
                                         -------------------
                                         Branko Terzic


June 27, 1995   Vice President and Chief /s/Michael E. Bielonko
                Chief Financial Officer  ---------------------
                                         Michael E. Bielonko


June 27, 1995   Controller               /s/Nicholas A. Rinaldi
                                         -----------------------
                                         Nicholas A. Rinaldi


June 27, 1995  Director                  /s/ Sanford Cloud, Jr.
                                         ----------------------
                                         Sanford Cloud, Jr.


June 27, 1995  Director                  /s/ Eileen S. Kraus
                                         -----------------------
                                         Eileen S. Kraus


June 27, 1995  Director                  /s/Frederick M. Lowther
                                         -----------------------
                                         Frederick M. Lowther


June 27, 1995  Director                  /s/ Thomas H. O'Brien
                                         -----------------------
                                         Thomas H. O'Brien


June 27, 1995  Director                  /s/ Leonard A. O'Connor
                                         -----------------------
                                         Leonard A. 'Connor


June 27, 1995  Director                  /s/ Emery G. Olcott
                                         -----------------------
                                         Emery G. Olcott


June 27, 1995  Director               /s/ Nicholas L. Trivisonno
                                      --------------------------
                                         Nicholas L. Trivisonno